Exhibit 99.1

ENTERA BIO LTD.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem, Israel
August 29, 2019
______________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 3, 2019
________________________________
Dear Shareholders:

We cordially invite you to attend the extraordinary general meeting of shareholders, or the Meeting, of Entera Bio Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, October 3, 2019, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions, or each a Proposal:

(1)	To ratify and approve the terms of compensation of Mr. Adam Gridley, our Chief Executive Officer, for a period commencing as of August 5, 2019, and onward;
(2)	To ratify and approve the amendment of the terms of compensation of Dr. Phillip Schwartz, for a period commencing as of June 24, 2019, and onward; and
(3)	To approve the Amendment to the Articles of Association of the Company to increase the maximum number of directors of the Company to ten directors.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Thursday, September 5, 2019 are entitled to notice of and to vote at the Meeting.

The vote of our shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope as promptly as possible to our address below, c/o Dana Yaacov, our CFO and Hillel Shalev, our Controller. You may also vote your shares through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on October 2, 2019. If voting by mail, the proxy must be received at our registered office at least four (4) hours prior to the Meeting (that is, by 1:00 p.m. (Israel time), Thursday, October 3, 2019) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee) will receive voting information forms and other voting information from their broker, bank, trustee or other nominee, and should return their forms to their broker, bank, trustee or other nominee as further explained in the applicable instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form, to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instructions form.

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any postponement or adjournment thereof. In addition, under Israeli law, each of Proposals 1 and 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of each Proposal that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposals does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “-Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to the Proposals, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing under the tab “Investors” section on our website at www.enterabio.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.enterabio.com under the tab “-Investors - SEC Filings.” Our telephone number at our registered office is +972 (2) 532-7151.

If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet by following the instructions provided above or in the proxy statement. Ordinary shares can be voted at the Meeting only if the holder is present or represented by proxy.

Sincerely, /s/ Mr. Gerald Lieberman Chairman of the Board of Directors

ii

_________________________

PROXY STATEMENT
__________________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 3, 2019

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Entera Bio Ltd., to which we refer as Entera or the Company, to be voted at the extraordinary general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the extraordinary general meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, October 3, 2019, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

This proxy statement, the attached notice of the extraordinary general meeting of shareholders and the enclosed proxy card are being made available to holders of the Company’s ordinary shares, on or about August 29, 2019.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on September 5, 2019, or the Record Date, for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Whether or not you attend the Meeting, your vote is important, accordingly, our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting. Thus, if you cannot attend the Meeting, you are asked to sign and return the applicable proxy card regardless of the number of shares you own.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)	To ratify and approve the terms of compensation of Mr. Adam Gridley, our Chief Executive Officer, for a period commencing as of August 5, 2019, and onward (“Proposal 1”);
(2)	To ratify and approve the amendment of the terms of compensation of Dr. Phillip Schwartz, for a period commencing as of June 24, 2019, and onward (“Proposal 2”); and
(3)	To approve the Amendment to the Articles of Association of the Company to increase the maximum number of directors of the Company to ten directors (“Proposal 3”).
At the Meeting, we will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED BELOW.

PROPOSAL 1

RATIFICATION AND APPROVAL OF THE COMPENSATION TERMS OF MR. ADAM GRIDLEY, OUR CHIEF
EXECUTIVE OFFICER

Background

Mr. Adam Gridley was appointed as our Chief Executive Officer, or CEO, as of August 5, 2019. Mr. Gridley has a successful track record in developing and executing plans to grow start-ups to fully integrated global commercial organizations and building multiple executive leadership teams. Mr. Gridley is currently a Director and Executive Chairman at LifeSprout, a Director of the Alliance for Regenerative Medicine (ARM), and a member of the board of advisors for Life Science Cares in Boston. Prior to Entera, from 2014 to 2019, Mr. Gridley was President and CEO, and a Director of Histogenics Corporation, a public regenerative medicine company developing novel cell therapies and biologics for cartilage defects. Before joining Histogenics, from 2010 to 2014, Mr. Gridley served in several senior roles at Merz, a privately-held specialty healthcare company. As Senior Vice President, Technical Operations at Merz, he led a variety of functions, including R&D, Manufacturing, Quality Operations, Finance and IT for a portfolio of aesthetics, dermatology, neurology and OTC products. Previously, from 2005 to 2010, Mr. Gridley was Senior Vice President of Corporate Development for BioForm Medical, which was acquired by Merz in 2010. Mr. Gridley holds a B.S. and a M.B.A. from the University of Denver.

Pursuant to the Israeli Companies Law, 5759-1999, or the Companies Law, any transaction between us and our CEO, relating to his or her terms of compensation, must generally be consistent with our Directors and Officers Compensation Policy, or the Compensation Policy, and must be approved by the Compensation Committee, the Board and a special majority of our shareholders.

On July 24, 2019 our Compensation Committee, and on July 26, 2019 and August 5, 2019 our Board, have approved the terms of compensation of Mr. Gridley as our CEO effective as of August 5, 2019, as set forth below.

The Board has authorized the Compensation Committee to retain the services of a Israeli-based, independent executive compensation consultant, Deloitte, to conduct a comparative survey of the compensation of chief executive officers. The survey examined the publicly-reported cash and equity compensation range in boards of 9 comparable U.S. and 6 comparable Israeli pharmaceutical and biotechnology companies.

The Compensation Committee and the Board have determined, when approving the proposed compensation terms of Mr. Gridley, that they are inconsistent with the Compensation Policy. However, they have approved such compensation terms, and are recommending that the shareholders approve the terms of compensation of Mr. Gridley as set forth below, after taking into consideration, among other factors, Mr. Gridley’s track record in developing and executing plans to grow start-ups to fully integrated global commercial organizations, his capabilities in business development and finance, as highlighted by his involvement in over 15 strategic transactions and financings worth in excess of $600 million, and the compensation terms of similarly-situated chief executive officers, based on the survey conducted by Deloitte.

We believe that Mr. Gridley will be a significant asset as we advance in to the final stages of clinical development and continue the strategy of exploring strategic collaborations and licensing agreements with biotech and pharmaceutical partners for other large molecules and proteins.

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the terms of compensation of Mr. Gridley, as our CEO. The Company and Mr. Gridley executed an employment agreement reflecting the proposed compensation terms, subject to shareholder approval. The principal terms of compensation of Mr. Gridley as the CEO of the Company, with effect as of August 5, 2019, are as follows:

(i)	Base Salary. Mr. Gridley will be entitled to an annual gross base salary of US $475,000, in accordance with the Company’s regular payroll practice in effect from time to time.

(ii)
Annual Bonus. Mr. Gridley may be entitled, each year, to an annual cash bonus of up to 50% of his base salary (up to $237,500), subject to achieving key performance indicators, as shall be determined and approved by the Compensation Committee and the Board, at the beginning of each calendar year for which the bonus is paid. The key performance indicators, and the annual bonus, shall be consistent with the terms of the Compensation Policy and Company’s policies, as in effect from time to time, and shall be subject to applicable law. In each calendar year, the annual cash bonus will be pro-rated to the actual days Mr. Gridley has been engaged with the Company. Mr. Gridley must continue to be employed on the payment date to be entitled to payment of any bonus granted by the Company according to the terms described herein, for any given calendar year. Although we are seeking shareholder approval of the cash bonus payments of up to the maximum amount described above, the receipt of any cash bonus, and the exact amount to be paid, shall be determined by the Compensation Committee and the Board in light of the key performance indicators and extraordinary performance terms as determined for each year, up to the maximum amount described herein.

(iii)
Benefits. Mr. Gridley will be eligible to participate in the Company’s standard full-time employment benefits that are offered by the Company from time to time, which are currently expected to include medical, short term disability and 401(k) benefits. Mr. Gridley will also be entitled to reimbursement for all reasonable, documented out of pocket travel and other business expenses incurred in the performance of his duties upon his submission of appropriately itemized documentation and subject to, in all cases the Company’s expense reimbursement policy, as in effect from time to time. In addition, Mr. Gridley will be entitled to receive other benefits, including, generally, vacation, holidays and sick leave, as the Company generally provides to its employees from time to time.

Notwithstanding anything to the contrary herein, the Company has reserved the right to change or otherwise modify, in its sole discretion, the benefits offered to Mr. Gridley to conform to the Company’s general policies as they may be changed from time to time.

(iv)
Options. Mr. Gridley will be entitled to receive a one-time grant of options to purchase 696,587 ordinary shares, par value 0.0000769 NIS each, of the Company, under the Company’s 2018 Equity Incentive plan, as may be amended from time to time, or the Option Plan, and subject to the requirements of applicable laws and regulations. The options will have an exercise price equal to the closing price of the underlying ordinary shares as of the grant date (as determined according to the terms of the Option Plan and the applicable law), and will vest over four (4) years, with 25% of the options vesting at the end of his first anniversary with the Company, and thereafter the remaining 75% of the options shall vest in equal quarterly increments over the following three (3) years, so long as he remains employed on a full time basis (for the avoidance of doubt, the options shall stop vesting if he ceases to be employed by the Company, irrespectively if he serves in the capacity of a director of the Company). In the event of a Change in Control (as defined in the agreement) as long as Mr. Gridley provides services to the Company on such event, any then outstanding unvested options shall vest and become fully exercisable as of the closing of the Change in Control.

(v)
Indemnification and Insurance. Subject to the applicable law, as long as Mr. Gridley is employed by the Company, he will be covered by the Company’s D&O insurance policy, as in effect from time to time, subject to the terms of such policy.

(vi)
Termination Arrangement. Mr. Gridley’s employment can be terminated by either the Company or Mr. Gridley for any reason (or for no reason), at any time, with or without Cause (as defined below) , subject to a delivery of 30 (thirty) days prior written notice to the other party; provided that the Company may elect to pay the applicable portion of Mr. Gridley’s annual base salary during the notice period in lieu of providing notice; provided, further, that the Company will not be required to provide advance notice or pay in lieu thereof in the case of a termination of Mr. Gridley’s employment by the Company for Cause.

Salary and other benefits (including any bonus) shall immediately terminate upon termination, provided, however, that in case Mr. Gridley’s employment is terminated by the Company without Cause or if Mr. Gridley Resigns for Good Reason (as defined below) at any time, he shall be entitled to (i) one time lump sum severance payment equal to a period of twelve (12) months of his then-effective annual base salary and (ii) a pro-rata portion of the then-applicable bonus payable, all subject to his execution and non-revocation of a release of claims against the Company.

“Cause” shall mean any material breach by Mr. Gridley of any agreement to which he and the Company or its subsidiary, Entera Bio, Inc., are both parties, or of any of the Company’s or its subsidiary’s code of conduct or other material policies, that is injurious to the Company and/or its subsidiary; substantial negligence in the performance of, or substantial failure to perform, his services to the Company or its subsidiary, which breach, negligence or failure, as applicable, is not cured within fourteen (14) days following written notice by the Company or its subsidiary; commission by Mr. Gridley of a felony or other crime involving moral turpitude or having been the subject of any order, judicial or administrative obtained or issued by the SEC for any securities violation involving fraud; or willful misconduct by Mr. Gridley which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Company or its subsidiary.

“Resignation for Good Reason” shall mean a separation from service as a result of Mr. Gridley’s resignation after one of the following conditions has come into existence without his consent: (i) a material diminution in his compensation (except for across-the-board reductions affecting the Company’s or its subsidiary’s executives and officers generally); (ii) a material diminution in his title, duties, authority or responsibilities with the Company; or (iii) a material breach of the Company’s or its subsidiary’s obligation under any agreement between the Company and Mr. Gridley; provided, however, that in each case, Good Reason shall in no event exist unless he has given written notice to the Company within sixty (60) days of the initial existence of the event(s) giving rise to such Good Reason, including specific details regarding such event(s) and unless the Company has thereafter failed to cure such event(s) within thirty (30) days after delivery of such written notice.

The Employment Agreement dated August 3, 2019, between the Company, Entera Bio, Inc. and Mr. Adam Gridley, is governed by the laws of the Commonwealth of Massachusetts. Mr. Adam Gridley’s Employment Agreement includes additional customary provisions, such as non-solicitation, non-competition, confidentiality and assignment of inventions undertakings. Mr. Gridley’s base salary, annual bonus, options and other benefits will be subject to applicable tax withholding required by law.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the terms of compensation of Mr. Adam Gridley, our Chief Executive Officer, as described in Proposal 1 of the Company’s Proxy Statement for the Company’s 2019 Extraordinary General Meeting of Shareholders, for a period commencing as of August 5, 2019, and onward, be, and hereby is, ratified and approved.”

Required Majority

Proposal 1 requires the approval of (1) the majority of the voting power present and voting at the Meeting or at any adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 1 is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against Proposal 1 does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 1, your proxy will not be voted on the Proposal.

Under the Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct our activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of the “means of control” of us, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1

PROPOSAL 2

RATIFICATION AND APPROVAL OF THE AMENDMENT OF THE TERMS OF COMPENSATION OF DR. PHILLIP SCHWARTZ

Background

Dr. Phillip Schwartz has served as our Chief Executive Officer and as a director since the commencement of our operations in 2010 and until August 5, 2019, as of which time Dr. Schwartz has finished his role as our Chief Executive Officer and has been appointed as our President of Research & Development and Executive Vice President. Dr. Schwartz continues to serve as a member of our Board. Since commencement of our operations, Dr. Schwartz has played a major role in leading the growth and evolution of the Company, including the Company’s successful IPO, the advancement of two clinical development programs, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, and the advancement and signing of a research collaboration and license agreement with Amgen.

Pursuant to the Companies Law, any transaction between us and a director relating to his or her compensation as a director or other position with the Company must generally be consistent with the Compensation Policy and must be approved by the Compensation Committee and the Board. If such transaction is not consistent with the Compensation Policy, then it must also be approved by the Company’s shareholders by a special majority.

In appreciation of Dr. Schwartz’s significant contribution to our Company as Chief Executive Officer, on June 14, 2019 and on June 24, 2019, our Compensation Committee and the Board, respectively, have determined to amend the terms of compensation of Dr. Schwartz, as follows:

(i)
Options. (a) the grant by the Company in 2017 to Dr. Schwartz of 357,000 options to purchase ordinary shares of the Company that was approved by the Board on November 15, 2017, and by the shareholders of the Company on November 23, 2017, shall continue to vest so long as Dr. Schwartz continues to be employed as an officer of the Company (excluding for the avoidance of doubt, serving solely as our  director); (b) if Dr. Schwartz's employment with the Company is terminated either by him for Good Reason (as defined below) or by the Company for any reason other than for Cause (as defined below), then 100% of such options should be accelerated and be fully vested and exercisable as of such date of termination; and (c) in the case of involuntary termination of termination for Good Reason, exercise of the options will be extended by a twelve (12) month period.

For the purposes of this proposal, “Good Reason” shall mean the resignation by Dr. Schwartz within 30 days after the occurrence of (i) a reduction in his salary, provided, however, that such reduction was not made in accordance with a comprehensive plan approved by the Board for the same reduction of the compensation of the majority of the Company's employees and the majority of the executives of the Company (for the avoidance of doubt, a material diminution by the Company in the nature of his position, duties or responsibilities or reporting level (including the removal from the position of CEO of the Company), shall not constitute Good Reason so long as he remains a senior officer in the Company); (ii) the Company or a subsidiary thereof requiring Dr. Schwartz to be permanently based anywhere other than within fifty (50) miles of his job location immediately prior to reassignment; and (iii) a material diminution in Dr. Schwartz's authority, duties, or responsibilities (provided again that moving Dr. Schwartz to another officer position that is no the Chief Executive Officer position as of itself shall not be considered Good Reason (e.g. moving Dr. Schwartz to Chief Technical Officer)).

For the purposes of this proposal, “Cause” means (i) breach of the grantee’s duty of loyalty towards the Company, or (ii) breach of the grantee’s duty of care towards the Company, or (iii) the commission of any flagrant criminal offense by the grantee, or (iv) the commission of any act of fraud, embezzlement or dishonesty towards the Company by the grantee, or (v) any unauthorized use or disclosure by the grantee of confidential information or trade secrets of the Company, or (vi) involvement in a transaction in connection with the performance of duties to the Company which transaction is adverse to the interests of the Company and which is engaged in for personal profit, or (vii) any other intentional misconduct by the grantee (by act or omission) adversely affecting the business or affairs of the Company in a material manner, or (viii) any act or omission by the grantee which would allow for the termination of the grantee’s employment without severance pay, according to the Israeli Severance Pay Law, 1963, or any similar provision of applicable law in the jurisdiction in which the grantee is employed.

(ii)
Severance and Advance Notice. Dr. Schwartz shall be required to give advance notice of six (6) months prior to the termination of his employment with the Company. The Company shall be required to provide Dr. Schwartz with advance notice of one (1) month prior to termination of his employment.

On the last day of Dr. Schwartz’s employment, the Company shall pay him an amount equal to six (6) months salaries as a severance payment, as well as all accrued and unused vacation days and any accrued and unpaid bonuses (to the extent that Dr. Schwartz is entitled to such bonus as of the termination date).

We are now seeking shareholder approval, as required under the Companies Law, by a special majority, of the amended terms of compensation of Dr. Schwartz, as described herein.

This amendment recognizes Dr. Schwartz’s contribution to the Company, as described above, and is also based, inter alia, on the significance of the Company’s leadership in executing the Company’s plans and achieving its goals.

We are asking shareholders to approve the amendment to the terms of compensation of Dr. Schwartz, as described herein. The amendment to the terms of compensation of Dr. Schwartz, is intended to further align his compensation with those of his peers and to reward Dr. Schwartz for his significant contribution to the Company.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment of the terms of compensation of Dr. Phillip Schwartz, for a period commencing as of June 24, 2019, and onward, be, and hereby is, ratified and approved.”

Required Majority

Proposal 2 requires the approval of (1) the majority of the voting power present and voting at the Meeting or at any adjournment thereof, and (2) a special majority of the shareholders which requires that either: (i) Proposal 2 is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against Proposal 2 does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 2, your proxy will not be voted on the Proposal.

Under the Israeli Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct our activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of the “means of control” of us, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 2.

PROPOSAL 3

APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY TO
INCREASE THE MAXIMUM NUMBER OF DIRECTORS OF THE COMPANY TO TEN DIRECTORS

Background

The Company’s Sixth Amended and Restated Articles of Association, or the Articles, as adopted immediately upon the closing of the Company’s IPO, provide that the number of directors of the Company shall not be less than three (3) and shall not be more than nine (9) (including external directors, whose appointment is required under Israeli law), as may be fixed from time to time by the Board.

Following the recommendation and approval of the Company’s Board, shareholders are asked to amend the Articles from the current maximum of nine (9) directors (including external directors) to a maximum of ten (10) directors, in light of recent changes in the Company’s management and Board composition. The Board of Directors currently consists of nine (9) directors, the maximum amount of directors allowed under our current Articles. The Board believes that appointing its Chief Executive Officer as a director allows for a bridge between the Company’s management and the Board and assists in the communication between these two organs, including in connection with the management’s implementation of the Board’s policies within the Company. Therefore, the Board deems it necessary to increase the maximum number of directors of the Company, to enable the appointment of its Chief Executive Officer as a director, as a matter of good practice and governance, in addition to the currently presiding directors which have contributed and continue to contribute significantly to the Company.

We propose to amend Article 17.1 of the Company’s current Articles to read as follows:

“17.1          Unless otherwise resolved by a resolution of the General Meeting, the prescribed number of directors of the Company shall be between three (3) and ten (10) (including the External Directors), as may be fixed from time to time by the Board. Any director shall be eligible for re-election upon termination of his term of office, subject to applicable law.”

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment to the Articles of Association of the company to increase the maximum number of directors of the company to ten directors, be, and hereby is approved.”

Required Majority

Approval of Proposal 3 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

Quorum and Voting Rights

On August 27, 2019, we had 11,976,270 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date, September 5, 2019, is entitled to one vote on all matters presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business day afterwards. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Except as described below concerning Proposals 1 and 2, approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

In addition, under Israeli law, approval of each of Proposals 1 and 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 1 and 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 1 and 2, includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding the Company’s shares, but including the personal interest of the shareholder’s spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer owns five percent (5%) or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to each of Proposals 1 and 2, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the two percent (2%) threshold described in the second bullet point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of each of Proposals 1 and 2. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in any of Proposals 1 and 2, as the case may be, and disqualify your vote on such Proposals 1 and 2, as the case may be.

We may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 1 and 2. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest, you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (meaning your shares are held through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our CFO or our Controller on your behalf.

How You Can Vote

You can vote your shares by (i) attending the Meeting; (ii) completing signing and returning a proxy card; or (iii) voting through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on October 2, 2019. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website at www.enterabio.com, under the tab “-Investors - SEC Filings,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our CFO via email to Dana@enterabio.com  and to our Controller via email to hshalev@enterabio.com or via fax no. +972-2-532-7151. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, not later than four (4) hours before the time fixed for the Meeting, that is, 1:00 p.m. (Israel time) on Thursday, October 3, 2019.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to each Proposal on the agenda, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items.”

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on September 5, 2019. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the CEO and CFO of the Company (by completing, signing and returning the proxy card to our CFO via email to Dana@enterabio.com and to our Controller via email to hshalev@enterabio.com or via fax no. +972-2-532-7151 as described under the heading “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least twenty-four (24) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about September 10, 2019. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.enterabio.com, under the tab “-Investors - SEC Filing.” The contents of that website are not a part of this proxy statement.

ADDITIONAL INFORMATION

The Company’s final prospectus from its IPO, filed with the SEC on June 27, 2018, and the Company’s annual report for the year ended December 31, 2018, filed with the SEC on Form 20-F on March 28, 2019 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “-Investors - SEC Filings” in the Company’s website at www.enterabio.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Mr. Gerald Lieberman Chairman of the Board of Directors
Jerusalem, Israel
August 29, 2019